UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Material Agreements

On May 20, 2024, Paranovus Entertainment Technology Limited (the “Company”) signed a promissory note purchase agreement (the “Purchase Agreement”) with Ms. Minzhu Xu, who is the chairperson of the Company’s board of directors (the “Board”). Ms. Xu is also the sole shareholder of Happy Group Inc., which owns 602,255 Class B ordinary shares of the Company, par value  $0.01 each,  representing  63.5%  of  the  total  voting  power  of  the Company. Pursuant to the Purchase Agreement, the Company issued an 8% promissory note with principal amount of $750,000 (the “Note”) to Ms. Xu on May 20, 2024, the closing date of this transaction (the “Note Offering”). The Note will mature in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note Offering will be used to for the general working capital purposes of the Company.

This Note Offering was unanimously approved by the audit committee of the Board of the Company consisting only of independent directors.

The copies of the Purchase Agreement and the Note are attached hereto as Exhibits 10.1 and 10.2. The foregoing descriptions of the Purchase Agreement and the Note are summaries of the material terms of such agreements, and do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Note.

Exhibits

Exhibit No.	Description
10.1	The Promissory Note Purchase Agreement, dated May 20, 2024
10.2	The Promissory Note, dated May 20, 2024

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: May 20, 2024	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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